August 2, 2023

Via Edgar

Ms. Taylor Beech

Division of Corporation

Office of Consumer Products

U.S. Securities and Exchange Commission

Re:	Sunrise New Energy Co., Ltd.

Amendment No. 1 to Registration Statement on Form F-3

Filed July 13, 2023

File No. 333-272386

Dear Ms. Beech:

This letter is in response to the letter dated July 27, 2023, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Sunrise New Energy Co., Ltd. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-3 (the “Amendment”) is being filed to accompany this letter.

Registration Statement on Form F-3

Cover Page

1.	We note your revised disclosure in response to comment 4 and reissue our comment in part. Here and throughout your filing, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

In response to the Staff’s comment, we have revised our disclosure throughout the filing to clarify that we are the primary beneficiary of the VIE for accounting purposes.

Prospectus Summary

Our Corporate Structure, page 1

2.	We note your revised disclosure in response to comment 5. Please further revise to enlarge the names of the equity holders so that each name is legible.

In response to the Staff’s comment, we have further revised our corporate structure diagram on page 1 of the Amendment to enlarge the names of the equity holders so that each name is legible.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC